UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65981

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: UOB KAY HIAN (U.S.) INC.

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3207 Dovetail Mews
(No. and Street)

Mississauga	Ontario	L5L 5K4
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Martin Poskitt	416 454 1033	mposkitt@uobkayhian.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ CPAs P.C.
(Name – if individual, state last, first, and middle name)

340 Mt Kemble Ave Suite 210N	Morristown	NJ	07960
(Address)	(City)	(State)	(Zip Code)

October 22, 2003	199
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Martin Poskitt _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of UOB KAY HIAN (U.S.) INC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Executive Officer & Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

UOB KAY HIAN (U.S.) INC.

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

SEC FILE NO. 8-65981

**YEAR ENDED DECEMBER 31, 2025
AND**

**REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM**

UOB KAY HIAN (U.S.) INC.

TABLE OF CONTENTS



CBIZ CPAs P.C.

340 Mount Kemble Ave
Suite 210N
Morristown, NJ 07960

P: 973.929.3500

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of UOB Kay Hian (U.S.) Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UOB Kay Hian (U.S.) Inc. (the "Company") as of December 31, 2025, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission in Schedule I (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009 (such date takes into account the acquisition of the attest business of Marcum LLP by CBIZ CPAs P.C. effective November 1, 2024).

CBIZ CPAs P.C.

Morristown, New Jersey
March 30, 2026

UOB KAY HIAN (U.S.) INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$ 1,079,224
Accounts receivable	19,583
Receivable from affiliate	97,688
Property and equipment - at cost, less accumulated depreciation	4,351
Other assets	13,770
	$ 1,214,616

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 195,274
Payable to affiliate	7,953
Liabilities subordinated to claims of general creditors	250,000
	453,227

Stockholder's equity

Common stock, $1.00 par value; 550,000 shares authorized, issued and outstanding	550,000
Retained earnings	211,389
	761,389
	$ 1,214,616

The accompanying notes are an integral part of these financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2025

Revenue

Commissions	$ 1,710,751
Research services	744,597
Interest income	57
	2,455,405

Expenses

Clearance charges	1,080,415
Employee compensation and benefits	836,274
Communications	175,097
Professional fees	153,998
Research fees	71,540
Occupancy	32,540
Other operating expenses	14,803
Travel and entertainment	11,862
Regulatory fees	6,779
Interest expense	3,697
Depreciation and amortization	1,791
	2,388,796
Income before income taxes	66,609
Income taxes (benefit)	(194,541)
Net Income	$ 261,150

The accompanying notes are an integral part of these financial statements.

4

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2025

	Common Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount		
Balance, January 1, 2025	550,000	$ 550,000	$ (49,761)	$ 500,239
Net Income	-	-	261,150	261,150
Balance, December 31, 2025	550,000	$ 550,000	$ 211,389	$ 761,389

The accompanying notes are an integral part of these financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities

Net income	$ 261,150
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization	(3,091)
Income taxes payable	(196,041)
Changes in assets and liabilities	
Accounts receivable	4,972
Receivable from affiliate	(60,162)
Other assets	8,330
Accounts payable and accrued expenses	109,796
Payable to affiliate	5,175
Net cash provided by operating activities	130,129

Cash flows from financing activities

Liabilities subordinated to claims of general creditors	100,000
Net cash provided by financing activities	100,000

Net increase in cash and cash equivalents	230,129
Cash and cash equivalents, beginning of year	849,095
Cash and cash equivalents, end of year	$ 1,079,224

Supplemental cash flow disclosures

Interest paid	$ 3,697
Income taxes paid	$ 1,500

The accompanying notes are an integral part of these financial statements.

UOB KAY HIAN (U.S.) INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

Balance, January 1, 2025	$	150,000
Proceeds from subordinated notes		100,000
Repayment of subordinated notes		-
Balance, December 31, 2025	$	250,000

The accompanying notes are an integral part of these financial statements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

UOB Kay Hian (U.S.) Inc. (the "Company") is a broker-dealer organized as a Corporation under the laws of the State of New Jersey. The Company became registered on November 4, 2003 with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company acts exclusively on behalf of institutional customers in the buying and selling of Asian securities through a related company, UOB Kay Hian Private Limited, located in Singapore. The Company engages in the distribution of research to institutional clients. The parent of both companies is UOB-Kay Hian Holdings Limited (the "Parent"), located in Singapore. The Company's principal office is located in Ontario, Canada and has a branch office in Maplewood, New Jersey. Effective January 1, 2026 the New Jersey branch office was closed.

Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

Cash and Equivalents

Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less and all money market accounts.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits, however, the Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Accounts Receivable

Accounts receivable are stated at the amounts management expects to collect. An allowance for credit losses recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2025.

As of December 31, 2025, 100% of the accounts receivable balance was from two customers. As of January 1, 2025, the balance of accounts receivable was $24,555.

Depreciation and Amortization

Depreciation is computed on a straight-line basis over the estimated useful lives of the respective assets for a term of three years. Leasehold improvements are amortized on a straight-line basis over the life of the related lease, which approximates three years. The Company's only lease was terminated effective January 1, 2026.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition
Securities transactions and the related revenues and expenses are recorded on a trade date basis.

The Company accounts for revenues in accordance with Accounting Standard Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("Topic 606"). Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (step 1) identify the contract(s) with a customer, (step 2) identify the performance obligations in the contract, (step 3) determine the transaction price, (step 4) allocate the transaction price to the performance obligations in the contract, and (step 5) recognize revenue when (or as) the entity satisfies a performance obligation.

Brokerage commissions:

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Research services:

The Company engages in the distribution of research to institutional clients. The Company establishes contracts with customers through written agreements, or informal arrangements and through the completion of performance obligations (step 1). The contract contains only one bundled performance obligation, which is the provision of research services for an agreed upon period of time. In all cases the duration of Company's research contract is less than a year, although customers may renew annually. The Company measures satisfaction of research performance obligations over time (step 2). Typically, the Company's arrangements with customers allow for customers to exercise discretion when determining the amount to be paid to the Company for services provided. As such, the transaction price for research services may be subject to variability. While the transaction price of the Company's research services contracts have a large number and broad range of possible amounts, the Company estimates the transaction price for historically consistent contracts using methods permitted under US GAAP (step 3). The Company recognizes research revenues over the period of time in which the services were performed. Those research services contracts which are historically inconsistent are not recognized until it is probable that a significant reversal will not occur (step 4 and 5).

Lease Accounting
The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board ("FASB") ASC Topic 842, Leases ("Topic 842"). The Company is a lessee in a noncancellable operating lease for office space. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Lease Accounting (Continued)

rate. If the implicit rate is not readily determinable, the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The right-of-use ("ROU") asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes the lease cost associated with its short-term leases on a straight-line basis over the lease term.

Income Taxes

Deferred income taxes are recognized for temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. Temporary differences result primarily from the Company's net operating loss carryforwards. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

Uncertain tax positions are recorded in accordance with ASC 740, Accounting for Income Taxes, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority. At December 31, 2025 the Company had no uncertain tax positions.

Effective January 1, 2025, the Company adopted ASU 2023-09, Income Taxes ("Topic 740"): Improvements to Income Tax Disclosures. The amendments enhance the transparency of income tax disclosures. The adoption of ASU 2023-09 did not have a material impact on the Company's financial position, results of operations, or income tax disclosures.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance of Current Expected Credit Losses

As prescribed under ASC Topic 326, management establishes an allowance of current expected credit losses against customer contract assets and receivables, and other receivables including security deposits to reflect the net amount the Company expects to collect. The methodology used by the Company to determine allowance for current expected credit losses for customer contract assets and receivables is typically based on aging analysis where loss rates are applied to the carrying value based on historical experience, the current economic environment and specific information about the ability of the counterparty to pay. There was no allowance for current expected credit losses recorded as of December 31, 2025.

Segment Reporting

In accordance with ASC Topic 280, management has determined that the Company operates in one segment, given the common nature of its operations, products and services, production and distribution process and regulatory environment. For additional information, see Note 10.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes. This ASU amends ASC Topic 740 to enhance the transparency and usefulness of income tax disclosures by providing for additional information regarding rate reconciliation, taxes paid, and other disclosures. The amendments became effective for public business entities for annual periods beginning after December 15, 2024. The adoption of this ASU did not have a material impact on these financial statements. Please see Note 3 for additional information.

In November 2024, the FASB issued Accounting Standards Update ASU No. 2024-03, Income Statement - Reporting Comprehensive Income- Expense Disaggregation Disclosures (ASU 2024-03). ASU 2024-03 requires disclosure of specific information about certain costs and expenses in the notes to its financial statements for interim and annual reporting periods. The objective of the disclosure requirements is to provide disaggregated information to help financial statement users (a) better understand the Company's performance, (b) better assess the Company's prospects for future cash flows, and (c) compare the Company's performance over time and with that of other entities. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The company is currently evaluating the impact that this guidance will have on our financial statements.

2 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Furniture and fixtures	$ 23,307
Computer equipment	64,197
Office equipment	48,559
Leasehold improvements	45,560
	181,623
Less - Accumulated depreciation and amortization	177,272
	$ 4,351

Amounts of $117,426 relating to furniture and fixtures, office equipment, and leasehold improvements, all fully depreciated or amortized as of year end, were retired in connection with the closure of the New Jersey office effective January 1, 2026.

3 - INCOME TAXES

Income before provision for income taxes consisted of the following for the year ended December 31, 2025:

Domestic	$ 278,618
Foreign	(212,009)
Total	$ 66,609

The Company provides for Federal and state income taxes in accordance with current rates applied to income before income taxes. The provision for income taxes is as follows:

	Current	Deferred
Federal	$ (196,041)	$ 10,400
State	1,500	1,362
Foreign	-	(208,066)
Change in valuation allowance	-	196,304
	$ (194,541)	$ -

The following table presents a reconciliation of the U.S. federal statutory tax rate to the Company's effective income tax rate for the year ended December 31, 2025.

	Amount	Percent
U.S. Federal Statutory Tax Rate	$ 13,988	21.0%
State taxes, net federal income tax effect (Minimum)	1,185	1.78%
Nontaxable or Nondeductible Items		
Entertainment	315	0.47%
Changes in unrecognized tax benefit	(196,041)	(294.32%)
Change in valuation allowance	(13,988)	(21.00%)
Income Tax Expenses	$ (194,541)	(292.07%)

For the year ended December 31, 2025, the components of the Company's income tax paid are state taxes for New Jersey.

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized in 2025.

The following is a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

Balance at January 1, 2025	$ 196,041
Reduction for tax positions of prior years	(196,041)
Balance of December 31, 2025	$ -

During 2025, the Company reversed $196,041 of previously recorded unrecognized tax benefits related to prior year dual consolidated loss positions. The reversal reflects the filing of amended returns including required elections and management's conclusion that the position is now more likely than not to be sustained. No uncertain tax positions remain at year end.

For the year ended December 31, 2025, the Company made payments related to the following jurisdictions:

Federal	$ -
State – New Jersey	1,500
Income Taxes Paid	$ 1,500

The Company has U.S. federal net operating loss ("NOL") carryforwards of approximately $324,000, New Jersey NOL carryforwards of approximately $324,000, and Canadian NOL carryforwards of approximately $5,512,000 as of December 31, 2025. The federal NOL carry-forwards have an indefinite carryforward period and the New Jersey net operating loss carry-forward expires in 2043 through 2044 and Canadian net operating loss carryforward expires in 2029 through 2045. A valuation allowance has been established equal to 100% of the deferred tax asset at December 31, 2025.

The following represents the tax effect of each significant type of temporary difference giving rise to the deferred tax asset.

Deferred Tax Asset:	
Federal net operating loss carryforward	$ 68,056
New Jersey net operating loss carryforward	6,320
Canadian net operating loss carryforward	1,377,977
	$ 1,452,353

4 - RELATED PARTY TRANSACTIONS

UOB Kay Hian Private Limited provides clearing services for the Company in accordance with a clearing agreement. In September 2025 the Company entered into an amended clearing agreement with its affiliate to adjust the charges to better reflect the market rates. During the year ended December 31, 2025, the Company paid $960,375 in clearance charges and is included within clearance charges on the statement of operations. UOB Kay Hian Private Limited also provides research services. During the year ended December 31, 2025, the Company paid $71,540 in research fees to UOB Kay Hian Private Limited.

Receivable from affiliate represents commissions earned in December 2025 totaling $97,688. Payable to affiliate totaling $7,953 as of December 31, 2025 consists primarily of research fees owed to UOB Kay Hian Private Limited. The Parent supports the Company to meet its obligations as needed.

5 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company entered into a subordinated loan agreement for $150,000 effective June 14, 2012 and additional $100,000 effective September 5, 2025 with its Parent. The loans renew every year unless on or before the thirteen months preceding the scheduled maturity date, the lender notifies the broker-dealer that the maturity dates are not extended. The loans have an interest rate of 2%, which is paid annually.

The loans were automatically extended per the agreements and will mature on June 30, 2026 and September 5, 2028 respectively.

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be eligible for repayment.

6 - LEASE COMMITMENTS

The Company leased office space in New Jersey at an annual rental of $28,200. The current lease expired on December 31, 2025, and the Company has ceased the renewal of the lease.

Rent expense, including real estate taxes and related costs, was approximately $28,200 for the year ended December 31, 2025 and is included within occupancy expense on the statement of operations.

7 - RETIREMENT PLAN

The Company has a 401(k) plan, which covers substantially all of its full-time employees in New Jersey. The plan provides for employee contributions and matching contributions by the Company subject to certain limitations. Company contributions to the plan for the year ended December 31, 2025 total $4,284 and are within employee compensation and benefits on the statement of operations.

8 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. At December 31, 2025, the Company had net capital of $873,904 which exceeded requirements by $623,904. The ratio of aggregate indebtedness to net capital was 0.2326 to 1.

The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii). The Company's other business activities; which consist of providing research services to third parties are exempt as contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.

9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company utilizes the services of a clearing broker, which is a related party as disclosed in Note 4 for the settlement of customer transactions. All customers' money balances and security positions (long and short) are carried on the books of the clearing broker. These activities may expose the Company to off-balance sheet credit risk in the event that the clearing broker or the customer is unable to fulfill their obligations.

10 – SEGMENT INFORMATION

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of commission fees and research services. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business including budgeting of profit and loss to manage the Company. Please refer to the Company's statement of operations for the listing of significant segment expenses regularly provided to the CODM. Significant expenses for the single segment are in the statement of operations and significant assets are included in the statement of financial condition. Other expenses included within the statement of operations typically include insurance expenses, bank service charges and dues & subscriptions. Segment assets can be found in the statement of financial condition. Additionally, the CODM uses excess net capital (see Note 8) which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported in the accompanying statement of financial condition. The measure of segment expenses are as reported in the statement of operations.

11 – SUBSEQUENT EVENTS

During January 2026, the Company concluded that research revenue would significantly decrease due to the closure of the New Jersey office. The research services revenue stream represented approximately 30% of the Company's total revenue during the year ended December 31, 2025.

As the event arose from conditions which did not exist as of December 31, 2025, no adjustments have been made to the accompanying financial statements as of and for the year then ended. Management expects this will significantly reduce research revenue in 2026 and after; however, the ultimate impact on revenue, profitability, cash flows, and the Company's operations cannot be estimated at this time.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2025

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2025

Computation of net capital

Total stockholder's equity	$	761,389
Additions		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		250,000
Total capital and allowable subordinated liabilities		1,011,389
Deductions and/or charges		
Non-allowable assets		135,392
Net capital before haircut on securities positions		875,997
Haircuts on securities positions		
Canadian obligations		2,093
Net capital	$	873,904

Computation of aggregate indebtedness

Accounts payable and accrued expenses	$	195,274
Payable to affiliate		7,953
Aggregate indebtedness	$	203,227

Computation of basic net capital requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	13,548
Minimum dollar requirement		250,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	250,000
Excess net capital	$	623,904
Excess net capital at 120%	$	573,904
Ratio: Aggregate indebtedness to net capital		0.2326 to 1

Note: There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's most recently filed unaudited Form X-17A-5, Part IIA filing as of December 31, 2025.



CBIZ CPAs P.C.

340 Mount Kemble Ave
Suite 210N
Morristown, NJ 07960

P: 973.929.3500

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of UOB Kay Hian (U.S.) Inc.

We have reviewed management's statements, included in the accompanying UOB Kay Hian (U.S.) Inc. Exemption Report, in which (1) UOB Kay Hian (U.S.) Inc. (the "Company") identified the following provision of 17 C.F.R. §240.15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision"), and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to providing research services to third parties. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities and the provisions contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

CBIZ CPAs P.C.

Morristown, New Jersey
March 30, 2026

CBIZCPAS.COM



UOB Kay Hian (U.S.) Inc.
3207 Dovetail Mews
Mississauga, Ontario, Canada
L5L 5K4
Tel: 416-545-1033
www.uobkayhian.com

UOB Kay Hian (U.S.) Inc. Exemption Report

UOB Kay Hian (U.S.) Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3K(2):(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also exempt from SEC Rule 15C3-3 because the Company's other business activities contemplated by Footnote 74 of SEC Release No. 34-0073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to providing research reports to third parties; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

UOB Kay Hian (U.S.) Inc.

I, Martin Poskitt, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Executive Officer and Chief Compliance Officer

March 30, 2026

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